UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2024
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

November 19, 2024

METHANEX ANNOUNCES UPSIZE AND PRICING OF SENIOR UNSECURED NOTES
VANCOUVER, BRITISH COLUMBIA (November 19, 2024) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) (“Methanex”) announced today that its wholly-owned subsidiary, Methanex US Operations Inc., has priced an offering of US$600 million aggregate principal amount of 6.250% senior unsecured notes due 2032 (the “notes”) in a private offering (the “Offering”) exempt from the registration requirements of the United States Securities Act of 1933, as amended (the “Securities Act”). The size of the Offering was increased to US$600 million from the previously announced Offering size of US$500 million in aggregate principal amount of notes. The notes will be issued at a price of 99.289% of the aggregate principal amount, with an effective yield to maturity of 6.375%, and will be guaranteed on a senior basis by Methanex. The Offering is expected to close on or about November 22, 2024, subject to the satisfaction of customary closing conditions.
Methanex intends to use the net proceeds from the Offering to fund a portion of the cash purchase price of its previously announced agreement to acquire OCI Global’s international methanol business (the “OCI Acquisition”) and for general corporate purposes.
The notes will be subject to a special mandatory redemption if either (1) the OCI Acquisition is not completed within the time period required by the related acquisition agreement, as it may be extended (but in no event later than May 31, 2026) or (2) Methanex publicly announces that it will not proceed with the OCI Acquisition for any reason, as further described in the terms of the notes.
The notes have not been and will not be registered under the Securities Act, or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to or for the account or benefit of any U.S. persons absent registration under the Securities Act or an applicable exemption from the registration requirements thereof. The notes are being offered and sold only to qualified institutional buyers in the United States in accordance with Rule 144A under the Securities Act and outside of the United States to non-U.S. persons in reliance on Regulation S under the Securities Act. The notes will be offered and sold in Canada on a private placement basis pursuant to certain exemptions from the prospectus requirements of applicable Canadian securities laws.

This news release is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, the notes in the United States, in any province of Canada or any other jurisdiction, nor shall there be any sale of the notes in any province or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province or jurisdiction or an exemption therefrom.
About Methanex
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Select Market in the United States under the trading symbol “MEOH”.
Forward-Looking Statements
This news release contains certain forward-looking statements, or forward-looking information, with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the word “intend”, “expect”, “will” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. More particularly and without limitation, the following are forward-looking statements: the completion of the Offering and the timing thereof; Methanex’s intended use of proceeds to fund a portion of the cash purchase price for the OCI Acquisition; the completion of the OCI Acquisition; and the contingencies surrounding the special mandatory redemption.
Forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, risks relating to conditions in the financial markets and other risk factors as detailed from time to time in Methanex’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission. Certain of these risks are described in more detail in our 2023 Annual Management’s Discussion and Analysis, Third Quarter 2024 Management’s Discussion and Analysis and in our public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission.
Readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.
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Inquiries:
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: November 19, 2024	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary